Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-225219

Dated April 9, 2019

WASTE CONNECTIONS, INC.

Pricing Term Sheet

Issuer:	Waste Connections, Inc.
Title of Securities	3.500% Senior Notes due 2029
Principal Amount:	$500,000,000
Maturity Date:	May 1, 2029
Coupon:	3.500%
Public Offering Price:	99.738% of face amount
Yield to Maturity:	3.531%
Benchmark Treasury:	2.625% due February 15, 2029
Benchmark Treasury Price and Yield:	101-02+ and 2.501%
Spread to Benchmark Treasury:	+103 bps
Interest Payment Dates:	May 1 and November 1, commencing November 1, 2019
Optional Redemption:
Make-Whole Call	Redeemable at any time prior to February 1, 2029 (the “Par Call Date”) at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on the Notes redeemed (assuming that such Notes matured on the Par Call Date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate of 20 basis points, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Par Call:	Redeemable at any time on or after the Par Call Date in an amount equal to the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Trade Date:	April 9, 2019. Delivery of the Notes is expected to be made against payment for the Notes on April 16, 2019, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisers.
Settlement:	T+5; April 16, 2019
CUSIP:	941053AJ9
ISIN:	US941053AJ91
Ratings (Moody’s/S&P/Fitch)*:	Baa2 (Stable) / BBB+ (Stable) / BBB+ (Stable)
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC CIBC World Markets Corp. PNC Capital Markets LLC
Co-Managers:

U.S. Bancorp Investments, Inc.
BBVA Securities Inc.
TD Securities (USA) LLC
Fifth Third Securities, Inc.
BB&T Capital Markets, a division of BB&T

     Securities, LLC

Scotia Capital (USA) Inc.
Citizens Capital Markets, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement, dated April 9, 2019 (the “Preliminary Prospectus Supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.